SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2005

REUTERS GROUP PLC

(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS     GROUP PLC (Registrant)
Dated: June 8, 2005
By: /s/ Nancy C. Gardner

1 June 2005. Reuters To Present Divisional Profitability London -

Reuters (RTR:LSE; RTRSY:NASDAQ) is today holding an analysts’ briefing to prepare for the introduction of profitability by business division which will be reported for the first time at Reuters interim results on 26 July 2005. Today’s presentation will be based upon Reuters full year accounts for 2004 on an IFRS basis.

The full presentation will be available from 13.30 (BST) at http://about.reuters.com/investors/events/pi/

Ends

Contacts

Press

Johnny Weir
Tel: +44 (0) 20 7542 5211
johnny.weir@reuters.com

Investors

Steve Trowbridge
Tel: +44 (0) 20 7542 5177
steve.trowbridge@reuters.com

Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Karen Almeida
Tel: +44 (0) 20 7542 8617
karen.almeida@reuters.com

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 14,500 staff in 91 countries. This includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In 2004, Reuters Group revenues were £2.9 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

REUTERS

DIVISIONAL PROFITABILITY BRIEFING

Tuesday, 1 June 2005 at 2 pm

        Miriam McKay: … followed by David Grigson, followed by Devin Wenig. We shall whiz through the presentations and take questions at the end once you have had a chance to hear Profitability Insight in its entirety. Before we get going, I need to remind you that our comments today may include forward-looking statements and that the Risk Factor section of our Annual Report describes certain important factors which may cause actual results to differ materially from those in our forward-looking statements today. You can get copies of our excellent Annual Report from our Corporate Relations Offices in London and New York.

Tom Glocer

Chief Executive Officer

        I know that Miriam’s invitation for a swift briefing was a coded word to me to be quick and get to the important stuff which David and Devin are going to present.

Divisional Profitability briefing

        I am really here more as an introducer and, in particular, because following this session we have a session with our own staff both here and webcast around the Reuters world. This will be an important subject for everyone externally, it will provide great transparency into the company and help us manage the business, but to me the most exciting thing is what it will do internally. Therefore, I am intentionally acting as introducer more than explainer in the first session, but I want to lend my moral support.

Introduction

        When I became CEO almost four years ago, I was met with quite a few issues at Reuters and many of you were nice enough to point many of them out to me. One of the main issues from my perspective was pretty lousy MIS. We could provide profit quite accurately on a group-wide level, and we had something approaching contribution or profit by country level but there was no way, so far as I could tell, to find out what was our profit by product, what was our profit by segment, what was our profit by customer – all the things that I thought would be quite basic to run a company of this size. However, we did not have a lot of time to invest in and map out MIS systems as we were facing quite a major crisis at that point. So we did what we thought was the logical triage step: we started to pull costs into large central buckets and, as you saw through the Fast Forward programme, really take a huge amount of cost out of the business. By the time we have done the two programmes in 2006, we will have taken just about £900 million out of the Reuters business, which is somewhere north of 35% of the cost base.

        I would love to have done it in a more orderly way, get all the MIS weighed, really fine-tune the efforts but we did not have the luxury of doing that. Looking back, I am quite pleased that the two metrics I look at closely there are (1) how much cost comes out and (2) where is our service level. Despite the fact that plenty of people inside and outside the company quite reasonably said to me, you can take out costs but, given the way in which Reuters operates, you will destroy customer service, something that I already thought was fairly tenuous, what pleases me most is the progress which we have continued to make on customer service, and that is true into this year as well.

        I always knew that I wanted to run the company on a more sophisticated basis, in particular further to divisionalise the company, which is why David and his team set about designing Profitability Insight, which, being Reuters, we have immediately reduced to an acronym – PI — as we seem to thrive on those. It is providing us, and we hope will begin today to provide you, with greater transparency into the business, certainly greater comparability we hope also to other businesses. However, to me the biggest thing is how will it help us to manage the business, how will it help us to set about a series of smaller actions, much smaller than, “let’s get all the costs into big buckets, let’s get £900 million that we can get in big globs out”. How can we set in process hundreds of smaller conversations running, and the best way in which I can give you a taste of that, before I hand it over, is to describe a then and now.

        In a then world, let us imagine you were an Equities Product Manager at Reuters. How do you know that you have done a good job? How do I know whether this person has done a good job? You can count the number of accesses of the product, you can count what customers are saying anecdotally and we can look at revenues. However, there was no real way to say you are running a piece of an important business, I want you holistically to run that business. Naturally, if you were a rational product manager, you are spending all of your efforts on new features, what can get a customer to write a letter to Tom to say, “Saw the new Equities product, really cool” as opposed to what provides the greatest long-term profit potential for that product or for your division.

        The things I am thinking about are, without a tonne of diktats coming down from the top of the company, how do you get that person to think about how much does a call to our help desks around the world cost me, because I would like to start thinking about what service level do I build in ahead of time, versus how much cost I am willing to have hit my P&L associated with the very expensive after-market service. How do I design my product to use bandwidth? Shall I just assume that everything is free like the Internet, since some other guy – in this case Mike Sayers – was paying the comms bill, or do I want to think about how can I most efficiently move data around the world, because I am getting hit by a cost? To me these are the absolute basic things to run any business, you must have that 360 degree view.

        I shall stop talking about it in the big picture world and turn over to David and Devin to talk specifics. What we are putting in place is a language, a set of metrics, there is an incentive scheme around it so we have begun “bonusing” managers on the results of Profitability Insight. What that will do is, when we finish next year the fruits of the larger, somewhat more crude Fast Forward programme, although it is quite effective at getting costs out, we will have new bags generated not by David, Devin and I sitting and saying, “Gee, what other pot of £10 million can we go after”, but hundreds of pots of £5,000 and £10,000 – stuff that we would never have the visibility, let alone the time, to get at. That is when I know we will have moved on to a more sophisticated, much healthier and, frankly, a level that many other businesses have reached to a long time before but then again there is real opportunity. With that, I shall turn it over to David first and then to Devin.

David Grigson

Chief Financial Officer

        Good afternoon everyone. Let me start by setting the scene for today’s session. We hope that what you will take away from today is a better understanding of how we are managing the business with a focus, as Tom has said, on driving profitable growth as well as give you some early insights from the divisional profitability numbers that we will share with you later.

Objectives of session

        Specifically, our objectives are, first, to provide you with some financial context in advance of our 2005 interims, which will be the first time we will publish full divisional P&Ls. As the page in your booklet reminds you, this is just one of a number of changes which have taken place in recent months that will impact our first half numbers.

        Our second objective is to explain briefly how we determine divisional profitability in a company with a cost base that is mostly shared. Finally, we want to demonstrate that, by running the business on a divisional basis, using PI, we have appropriate measures and systems in place to know which of our activities and capabilities contribute most to maximising value, to be able to test our investment plans to ensure that they deliver long-term value and to hold managers accountable for the execution of strategy and delivery of shareholder value.

        Just a quick word on what we will not be doing today, although a few of you have tried to get at one or two of these points already, either in the presentation or in the Q&A. We are not going to stray into our post Fast Forward strategy which will follow some time in the third quarter. We will not provide you with a 2005 trading update and, for sensible commercial reasons, we will not reveal details of individual product, customer or country profitability, all of which we now have to help us with the day-to-day running of our business.

Organisational matrix

        Let us start with a quick explanation of how we are managing Reuters with the help of PI. Reuters, with its powerful unifying brand, is managed as a single, integrated company in which strategy is determined at the company level. To ensure that our strategy is informed by a clear understanding of customer needs, and to ensure effective execution thereafter, we organise into four divisions, each grouped around a different set of customer requirements. In executing strategy, the role of the divisional management is to ensure that the company’s resources, many of which are shared across the divisions, are aligned and applied optimally. Once profit objectives are determined for each division, the division head is accountable for the delivery of this profit and a portion of his or her bonus is based on the result.

        Company-wide shared services, such as Sales, Editorial and the central support functions, exist to support the divisions but are managed as global groups to preserve their functional excellence and to leverage the benefits of global scale. Around 75% of our operating costs are managed in shared services, reflecting the synergies inherent in our single company model and providing the reason why our operating margins are so highly geared to revenue growth.

        Profitability Insight is a necessary prerequisite to running the company in this way, but how does it help you understand us better? Tempting though it may be to model each division from the bottom up, I think that the right way to use our divisional data is from the top down by taking the separate initiatives that make up our company-wide strategy and tracking them through the performance of each of the divisions. This does mean looking at Reuters rather differently than previously with perhaps less emphasis on access numbers and ARPA and more emphasis on the creators of value as managed through the divisions. We will elaborate further on this at our third quarter strategy session.

Activity based costing methodology

        A quick word on methodology before moving on to the numbers. The good news in Reuters is that a high proportion of our costs is shared, as this provides considerable scale benefits and enables us to support a global business with substantial barriers to entry. The bad news is that this makes linking costs directly to the revenues they help to generate much more difficult.

        Reuters has tried to build activity-based costing models before but has always been beaten back by the complexity of the company’s operations. We have only succeeded this time because of the simplification brought about by the Fast Forward programme and, in particular, by the significant reduction in the number of products we are selling.

        The PI model in use today is an off-the-shelf activity-based costing package, capable of interacting with and sourcing data from a wide range of the applications that support our business. In essence, PI entails mapping costs collected in the traditional way by function, so I have 50 installation engineers and I know what they cost in my cost centre, to the activity that these people perform. It is much easier to connect an activity – installing the product at client sites – to an individual product and/or customer, and for the product we link through to division and from customer we can link through to geography.

        The final “lens” that we can see the business through is the process lens. By connecting various activities that together make up the critical business process, such as installing and administering a product, we can give that business process an owner, see how much it costs, judge the value that it helps to create and challenge that owner to improve its effectiveness by reducing its cost or its complexity.

Reuters – 2004 performance by division

        Now to the numbers, and those in the last column of this slide should be familiar to you. These are the 2004 results under IFRS as we reported them to you back in March. The numbers, therefore, include the changes driven by impairment of capitalised software and employee benefits that we discussed at that time. But the slide also shows, for the first time, our operating profit by division with all costs fully attributed. Behind this high level view, of course, is a full P&L for each of our products, our geographies and our major customers.

        The Sales&Trading division dominates the other three in size terms, not only reflecting our traditional strength on the sell side but also because both revenue and cost for this division include over £300m in recoveries, which were previously reported separately. It is worth pointing out in passing that the inclusion of recoveries in S&T does of course dilute its operating margin.

        While we are comfortable with the way that costs are allocated in the PI model, the fact that we are running a single, integrated company in which we are seeking to maximise the total profitability of Reuters, it is possible that the model will be tweaked occasionally so that if reflects more accurately the best way to manage the business. We have strong governance in place to ensure that changes will be made only if it can be demonstrated that the division benefiting from the change and the one that is being impacted negatively will both be managed better as a consequence of that change. We are also aware that these changes cause considerable hassle so I assure you that we will allow these changes to be made only if there is substantial business benefit to be gained from doing so.

        I will not dwell on the numbers now, as Devin will be taking you through the early insights for each of the divisions in just a moment.

Key business benefits

        Profitability Insight is simple. It is powerful. And it is already making a big difference to the way that we run the business. Not only does it drive greater accountability for the generation of profit, but it also deepens that accountability. Over time, many more of our managers can and will be held accountable for the profitability of their part of the company’s overall business. Behaviours are changing. Already, there is a noticeable difference in the way we look at and talk about the business. In the Profitability Insight world, meetings are 95% about making the right decision, rather than 50% about whether we have the right data on which to make a decision. Divisional and product managers are saying, ‘What can I do in my part of the business to make a difference to the cost efficiency of your shared service function?’ Shared services managers are asking of their divisional counterparts, ‘Help me understand what activities I perform that drive profitable revenue in your division, and which activities I need to manage out of my function because customers don’t value them’.

        Reuters today, therefore, is about empowered and accountable managers, looking into our business through multiple lenses, all driven off a single system and using a common language, driving better and faster decision making with the focus on generating profitable growth.

        Now, to give a division by division flavour of what I have been saying, I will hand you to Devin.

Devin Wenig

President of Business Divisions

Overview to divisional insight

        Thank you, David. Good afternoon. I am going to give just a practical sense of how we are using PI to run the business better. I will give you a couple of early insights. We are obviously going to come back with a Group strategy later but just now, I will touch on some of the things we have learned and where we are going.

        I will start by saying what I think of as a division in Reuters – what is a division? Divisions inform our strategy and are the operating axis by which we implement it. They are organised by global customer types. This is a major step forward for us because they allow for ‘practical strategy’ – they are close to customers, to focus on distinct and real needs of clients we choose to serve and are accountable for joined up business results – not just sales, not just costs, but now increasingly for profitability. As David said, however, they are not stand alone businesses. They are all enablers of a single group strategy with strong brand, content and technical platforms that run through them all. Our engagement model is getting much more sophisticated and these units are now starting to operate as true operating units – a very good sign.

        Turning now to PI, it has helped, as Tom said, to identify some big levers that we can pull within a business, a product or a platform. I am convinced though, based on what I have seen so far, that successful implementation is really about the small things: the cumulative impact of a large number of very small decisions by a large number of managers across the company, who are starting to think differently about value creation.

        Let me offer an example: I have incorporated PI into my performance management. So I hold a monthly performance review with the heads of all the businesses in Reuters, where we look not only at monthly sales, milestones, customers and competitors, but increasingly, at joined up business profitability. We analyse the contribution of each division and set targets for where we want to go. Up to 30% of the bonus of my senior managers this year is attributable to profitability targets based on what you have seen here. The whole process is giving us better launch into developing our strategy and where the company wants to go post Fast Forward.

Sales & Trading

        Let me now turn to the story by division. Sales & Trading is Reuters largest division and focuses on real time information and trading products to support institutional buy and sell-side clients. The business shows a healthy margin, driven by a number of products that have successfully reached scale – most notably, 3000 Xtra and Dealing.

        There are a number of facts behind the headlines which are interesting. First, it is clear that transaction services that facilitate community collaboration and achieve scale are very profitable, due to the high operating leverage incumbent in that model. Critical mass differs, depending on the asset class. We have seen, however, that once you go through that critical mass the potential for margin expansion is very real and very tangible. We are at that point in FX and are very close in institutional equities, where we have a very strong global franchise. We have trailed, historically, in fixed income and in futures, but we are committed to increasing our share there and are off to a good start with the launch of our fixed income and CME futures trading products earlier this year. You will look to see us placing increasing emphasis on this as we roll forward, building on our strong positions in FX and equities, our heritage for openness and our cross asset trading platform, which we now believe to be the most robust in the industry.

        Secondly, the significance of infrastructure and operations costs to Sales and Trading: 20% of S&Ts costs are in operations and infrastructure and the majority of those relate to the management and distribution of real time equities data. We are reassessing the delivery of real time equity tick information to every client in the world, and are likely to regionalise some data, confining it to its area of interest rather than automatically shipping tick data around the world, to every single client. In addition, we still have too many products and platforms, meaning high maintenance and infrastructure costs. Product rationalisation is well under way as part of Fast Forward and in addition, we have specific plans to integrate our various networks and converge aspects of product development over the next two to three years. We have done this successfully before, so feel confident that we understand the challenge of achieving convergence. Given this, we will look for meaningful cost savings in this division over the medium term.

        Thirdly and finally, our customer service and client churn — it is more profitable for us to retain customers than to churn them and customer satisfaction (built on service and great products) — are the levers that retain customers. We have specific targets for customer satisfaction and that also is a material component of senior managers’ bonuses this year. We have made significant progress in the last 18 months but we have upped the challenge to our teams. We have told them that we want any gaps that are remaining to be closed, which will lead to more stable, more profitable sales results.

        In summary, therefore, for Sales & Trading: it largely confirms steps we have already taken and we now need to finish what we have started: lower the cost of operations by simplifying our infrastructure, simplify our development organisation and our networks, reduce complexity in our products and shift to higher margin, community-based offerings and wrap all of this with outstanding customer service.

        Let’s go to the next division.

Research & Asset Management

        Research & Asset Management serves the needs of customers outside the trading floor who require rich information and analytics. Sales & Trading is increasingly about building communities, Research & Asset Management is about high value content. There are two product families in the Research & Asset Management division: Reuters Knowledge which is focused on institutions, both asset managers and investment banks, and Wealth Management, which targets private wealth managers.

        PI shows us the following. First, Knowledge is now near breakeven as it adds unit-based revenue to an internet-based delivery model that shows good growth and scaleability. The costs are largely fixed, and therefore margins will benefit from greater scale. Remember, this is a product that is largely targeted at the buy-side, and historically we have had low market share on the buy-side, but reassuringly, our market share data shows that we gained one percentage point of share in 2004, and that is versus a loss of 2% in 2003. That trend improved through the year. Keep in mind that we initiated a buy-side campaign in the third quarter of 2004, so we were very satisfied with our progress given that. Comfortingly, we have also seen that trend carry through to 2005.

        Secondly, Wealth Management is loss-making for a number of reasons. It serves the market today with a fragmented product and platform mix. The basic content in the space is commoditising and prices have been falling, so with low per-unit revenues, there is little scope for revenue-driven margin uplift. PI has given us the lens to see that, and it has told us exactly where we need to get the cost base to serve this segment of the market. We are now on a path to get to exactly that target.

        We really believe that the Wealth Management sector is strategically important. It fits very well into a holistic Reuters strategy, and it supports a number of other initiatives, and we have a credible plan to return this to profitability within a reasonable period of time.

        The third and final point I want to make for Research & Asset Management. Really good results can be obtained where there is differentiated and valued content. An example is Lipper, our subsidiary which sits within this division, which continues to perform very strongly, with double digit underlying growth. That is the reason we recently strengthened Lipper with a few small bolt-on acquisitions, TASS, Hedgeworld and Fitzrovia, who also have hard to replicate and valued content.

Summary for Research & Asset Management

        PI helps us direct investment to the right places, drives scale to Knowledge, ensures the right business model and cost base in Wealth Management and increasingly shifts our model here to higher value content and to data.

Enterprise

        The Enterprise division serves the needs of whole enterprises with software and datafeeds. I think the biggest story in Enterprise is not that it has three distinct product lines, but that the pieces increasingly are fitting neatly together, and I mean that both in a technical and a commercial sense, so that we are serving the end-to-end needs of our customers and increasingly competing on the breadth of our offer.

        Enterprise is about openness, distribution and standards, thus a strong position in Risk, for example, will help pull our data. You can look at that up and down the stack of value that we provide: the building blocks support each other. No-one, we believe, can replicate this end-to-end proposition, and this gives us the ability to differentiate, to drive revenue, and more effectively, manage our costs.

        A couple of examples of the blocks that sit under that story: we have an outstanding growth opportunity in reference and pricing data, what we call our EIP business, that we have referred to in the past. We are seeing growth here in excess of 50% per annum. That is driven by the fact that the market is growing and the fact that we are the low cost provider because we are bearing much of the cost of that data to support our front office operations.

        Our marginal cost of serving the segment is low, and our ambition is to have a similar share here that we enjoy in the front office, and approximately double the Group margin.

        Our Information Management Systems business, which is basically Tib-Triarch in our platforms, enjoys very high market share and very high margins. However, this is a section of the market that is undergoing some secular contraction. Our mission here will be to manage those margins by investing an appropriate amount in client-driven functionality and re-capturing that back through our maintenance revenue streams.

        Finally, our Risk business. It is clear that there are outstanding returns to scale here, and as our business has grown bigger, we have seen margins expand. The market is fragmented and speed here is of the essence. In fact, because of that, we have given the Risk business a degree of autonomy within the Enterprise division. We have set aggressive targets for growth and profitability to the Risk team, and we will be talking more about that as we go forward.

        In summary, PI is really helping to transform the Enterprise division. It is maximising our margins in good, but mature businesses. It is helping us direct investments to scaling our growth opportunities, and perhaps, most important, it is assisting us in shifting this business from a discrete set of products to an end-to-end business solution.

Media

        Finally, Media. Media comprises both our established agency business, and our early stage direct-to-consumer business. We are getting a good margin from our agency business. The agency business does not have a particularly exciting growth profile given the competitive nature of the market that it serves, but it really is a cornerstone of our business. The continued drive for efficiency here is therefore critical. Two-thirds of the costs relate to content creation here. Most of any further investments that we make will be to drive greater efficiency and a few targeted investments in content with our client’s value.

        I will give you another example of how PI has brought about engagement with the business. News: it has brought a great deal of engagement through all the divisions about the categories of News that our clients value. A good example is sports news. That used to be valued by traders, and it was very important to the Sales & Trading division. It was a very important part of the integrated offer that they sold. Now more and more, it is not that sports is not important, it is that more and more people are getting their sports direct off the internet and for free. Because of that, we reassessed where those costs should be borne. Sports news is still important to media for their agency business, but now they are bearing 100% of the costs for sports news.

        That is exactly the type of incentive structure we need to put in place. Media has to make it work on its own rather than artificially putting those costs out to areas that don’t care about it or don’t bear it. That is an example of a small thing, but you are seeing that now across lots of decisions across the business.

        Let me just wrap up with that consumer business. It really is about exploiting a clear opportunity to address the individual investor. By repackaging content we largely already create for our professional audience, distributing that across new multimedia platforms, and linking that audience back to our professional Wealth Management client base. We are seeing rapid growth in our audience size and revenue, albeit off a very small base, and our job here will be to take sensible steps to scale this up, investing in line with our growth.

The next steps

        Let me just wrap up by saying that I hope you have seen that PI is starting to give us the visibility and the management tools we need to take this company forward. It is driving different behaviour in the company – I am a testament to that from what I see in my teams, and I really believe it will lead to better performance.

        We are going to come back to you later in the year and share with you our strategy. Part of that strategy will be informed by what PI tells us and the savings that can be derived from PI as implemented through the first half of the year.

        With that I am going to stop, and turn it back to Miriam, and we are happy to take your questions.

        Colin Tennant (Lehman Brothers): A couple of questions. I don’t know how much of this may be going into your presentation later in the year, but Research & Asset Management, you obviously pointed out that it is not profitable right now. I wonder if you can give us any kind of indication of what the sustainable profitability target might be for that business in relation to the Group margin, and over what timescale?

        I guess another question is on the management. You mentioned that the incentive scheme goes down to the second group and it is 30% of their bonus. Is that across the whole of the Group that now the whole management team have that? I wondered whether in putting that place do they now know all about that, and how has it gone down?

        Tom Glocer: I will answer those in reverse order. Devin is quite right to point out that we are in essence beta-testing performance bonuses based on PI this year. I think it is important to turn it away from just being a somewhat theoretical exercise to what skin do you have in the game to put a portion of people’s bonus on this? There is a significant other part of the bonus tied to group-wide profit which is the only thing we were able to do before. What we are trying to do is to balance the two, so that by introducing a performance unit-based plan, we don’t immediately in its first year destabilise the ship by having everyone very focused on the silo and allocations, so we wanted to keep a mix.

        In terms of who gets that sort of bonus, at the moment it is largely people in the channels and in the divisions, but we are going to expand it as we get into just the normal operating cycle of the company.

        As for your first question, you are right. That is the territory of both the strategy review and beyond. I don’t want to get into specific targets, but obviously we are not in business to run a money-losing portion. I don’t see any reason why structurally we should not be able to get the Group margin over time, even from that division, but it is going to take us some time to get there. Part of it is a scaling up story and a real focus on how we provide real insight to people who are in non-realtime applications, including many of you. The other is very much a focus on how we rationalise the infrastructure that we have that is currently supporting too many flavours of fragmented Wealth Manager, wealth advisor projects. We will come back with a plan later on this year for that.

        Charles Peacock (Seymour Pierce): You obviously have some savings still coming through from Fast Forward. How do those break on the basis of how you have now structured it? Where do you expect those savings to be coming through, on a divisional level?

        David Grigson: To some degree, the restructuring charges you see there give you some sense of the flavour of where those savings have come from and on Slide 7, you see that we have allocated the restructuring charges against the division. Given that that is related mostly to redundancy, you can assume that the savings have come through in pretty well the same proportion. Of course, up till 2004 we delivered about £240m; it is planned to take that up to £340m this year and then up to £440m next. You should not assume that it is going to be materially different in terms of where the future savings come from, both 2005 and 2006, from where they have come from up till now. There will not be any significant variations in that. But should there be, the time to talk about that is when we can discuss the 2005 numbers specifically and give you an idea of how the performance of the divisions have moved, year on year, and how much Fast Forward savings have contributed to it.

        Charles Peacock: So just to be clear: you are saying that the future savings should be broadly proportionate to the restructuring costs shown here.

        David Grigson: I am saying that the restructuring charges here give you an idea of what happened in terms of savings and cost take out in 2004, because obviously, those are the costs that were incurred to deliver those savings above the line and you should not assume that they are very different going forward.

        Paul Gooden: As your business managers seek to maximise their bonuses, how do you avoid a situation where some of them fall into a death spiral, whereby they have a variety of business lines, shut down a business that appears to be loss making, the revenues go away but the costs are just reallocated elsewhere?

        Tom Glocer: An interesting question. I will start and Devin will come in. There are two points. One is that I worry about how to make sure people are investing enough in teams that cut across the whole company – so innovation for future revenue growth, disaster recovery, business continuity to protect the long term sustainability in the business. That is, frankly, an area where you try to get the right incentives set – and I know of none better than focused on profit – and then manage across that by having strong, functional leaders. So: a very good, strong CIO, a good, strong head of Operations who brings it up to our level if there is a manager who is trading too much of tomorrow for today.

        In terms of the second aspect, managerial funny money and trying to dump allocations to someone else’s area or to avoid having an allocation themselves, a lot of our cost base, part of the magic of this business is that it is shared. Therefore, if you walked in on day 1 knowing nothing else of this business, you would say, ‘Let’s just shut down Wealth Management and the Research business and simply boost profit’. Probably all you would do is move a ton of cost to the other side of the business. You need to go one level deeper and understand the scale effects, the sharing of cost. That is part of why David, Devin and I still have jobs, because there is a fair amount of work to do actively to manage across. But again, it is really important to have a baseline, to have a set of incentives and to understand where those cut. Then you can actively manage in the other direction, rather than where Reuters was, which was everyone swimming for their own metric and then the three of us reminding people that it would be nice to make some profit every now and then.

        Rogan Angelini-Hurll (Citigroup): Two questions: one you touched on a bit, but perhaps you could give us a little more detail which divisions are most operationally geared. Then, is there any reason why the second half in Sales & Trading should have been so much lower margin than the first half?

        Devin Wenig: You have to give an answer for the second half. On the first part, Sales & Trading is likely the most operationally geared, in part because of its transaction based services. I would say that probably Enterprise is the least operationally geared. I am not sure where the others fit in but S&T is clearly the most geared out of the four divisions.

        David Grigson: Rogan, you will recall in the IFRS discussion the conversation that we had that we took a reasonably large charge in 2004 for the right amount of various internal software development costs on the £32m. The way we have allocated costs, first half/second half on an ARPA basis, it all came in the second half and the majority of that falls into S&T. So that is the principal reason.

        There is also another reason, which we discussed a little earlier in the year, when we talked about our 2004 results, in the old way. We had stepped up the level of investments, particularly in the second half and particularly in anticipation of driving forward on the transaction strategy anyway in our next generational transaction activity. We revealed a bit of that back in February and that was geared mostly to the second half. So a bit of high level investment, about £10m of that, and the balance was really just the way the dice fell and random impairment charges.

        Rogan Angelini-Hurll: Maybe if I could be specific? 85% is the operational gearing for the whole group. Would you give us a figure for Sales & Trading?

Devin Wenig: I don't know, off hand, but if they are the most then it must be more than that -

        David Grigson: One correction to that: don’t forget that Sales & Trading carries the Recoveries cost, both revenues and cost, which dilutes its margin, because you are carrying similar amounts of money on both sides. But it also tends slightly to affect that gearing because they are both going to come down – or go up – together, depending on whether you are in a declining market on a one-to-one ratio – so you have got a one-to-one ratio for about 20% of the revenues and costs.

        Meg Geldens (Investec): A follow-up question on that: £28m increase in investment in 2004 - can you split that by division? You mentioned the investment in S&T going up in the second half, can you split that by division?

        The second question is: how many managers across the group actually sit down with you and have their bonus linked to this PI system? Are we talking 50 people, or 500, who are actually linked to this?

        David Grigson: The majority of it was in Sales & Trading because the Next Generation Transaction element is a reasonably big piece of it. There was some in Research Management around specific content. I do not have the exact breakdown with me but I would say that you are probably taking about £15m or £20m in S&T and the balance split between Enterprise and Research & Asset Management. But if it is different from that, I will come back and let you know.

        David Wenig: On the bonus, we have something called the Executive Bonus Scheme, which is around 1200, 1500 managers. So the number is closer to the second number you have, than the first – it’s in the hundreds.

        Guy Lamming: Two questions, if I may? Tom, in your introduction at the beginning, you said we are now moving to a state where you do hundreds of pots of $5,000 or $10,000 of saving. Does that preclude there being large pots as well? I think you implied that there will be the significant outsourcing to Bangalore and the moving to a common platform – either 3000 or Bridge – which one might characterise as being large pots. Could you clarify your version with that?

        The second question was: it must be four or five years ago that you did a balanced scorecard presentation, talking about how it was not actually a good idea to manage towards profitability, and that some of these other things, like customer satisfaction, were much better ways of managing the company. Was that basically because you did not have a management information system and you were making the best of a bad situation? Or have you moved on? Or is there some other thing we didn’t understand?

        Tom Glocer: I am sure I did not say that it was a bad thing to manage by profit. They would probably all have laughed me out of the room! Probably, necessity did make a virtue of the more balanced scorecard and Kaplan approach. It still has a role to play, in part in answering some of the questions that I was answering just before, which is near term versus longer term. So as part of the overall bonus package this year, this year our bonus plan for, say, the top 100 executives, around the centre of the company, is 80% on financial, split among profit, revenue and cash generation, with the lion’s share on profit and 20% remains on customer sat, which we think is important overall – arguably, a leading indicator for revenues going out a couple of years. So to the extent my position has mellowed and matured, now that we have more tools, it is that you had better start with profit because ultimately, we are running the firm to maximise the longer term value creation in the company – profitable growth exceeding our cost of capital. It is useful to supplement pure profit with some other measures, but you had better understand how they relate one to the other.

        Again, there is a time element here – this year, we will do about £340m of cost savings, on the way to £440 in Fast Forward next year – so there are still some big buckets that we are working on. Beyond that, we are focused on a couple of other more centrally-led cost initiatives, that we will be back to talk about. I have mentioned a few already, so one set of cost savings made possible after the BT deal that we did with Radianz, the potential to restrict the number of data centres we have around the world. Second, there are some exciting plans that Devin has been working on around the Development organisation. Then ongoing, the theme of, in our case, more offshoring than outsourcing. We now have about 800 people in Bangalore and we should end the year somewhere around 1200. So we continue to focus strongly there but importantly, that is not just a cost story but also very much a productivity and quality story.

        Guy Lamming: Can I just come back on one point – the Radianz deal? If you look at what BT was saying and what you said, one can work out that the saving might be in the order of £40m a year, taking the two releases. What you seemed to say just now is that that comes after the end of Fast Forward – or is that already based in the Fast Forward numbers?

        Tom Glocer: That is at least two if not three points! One, I would not extrapolate too finely between the two releases, because I don’t, for instance, recognise the 40 number. The last thing I want to do is put them in an awkward disclosure position but that is a different number from ours.

        The second point is that there are really two types of savings. One is that off the bat, our bill just goes down because the rate card is that much cheaper, and that is the part that might relate to the 40 or whatever higher number it actually is. The second level is what incentives have been put in place and what can we leverage in terms of the new technologies that BT is using. So we are in the process of converting all the product line over to an IP base. We have already done it now on Dealing, that is out of Development, and we are doing it across the product line. What that will allow us to do, coupled with the way in which we are tariffed under BT, is that instead of running 260 data centres around the world, we run many fewer which will create not only comms savings but other savings in things like real estate and people who man operational data centres around the world. We do not yet have – if that is your next question – a crisp number on that but we will come to that, as it is one of the things we are trying to give you as part of both the transformation and the revenue growth story joined up.

        Chris Collett (Goldman Sachs): I have two questions. One is on the profitability by customers; do you see any difference between, say, the profitability from your key accounts versus the long tail of customers? Secondly, have you been able to identify profitability by asset class? Devin mentioned you look at sales and trading, you have critical mass in something like FX. Is that an area where the level of profitability is much higher than the divisional average and, if so, is it meaningfully higher?

David Grigson: Have we identified differences across different customer groups, is that your question?

      Chris Collett: Just profitability by customer.

      Tom Glocer: Is Goldman paying us enough?

        David Grigson: It has shown us a lot of things, not surprisingly, because it is the first time we have been able to look at it that way. There are other bits and pieces of work we have done and have always had access to, even if we have had to work quite hard to get it on a case by case basis previously, and it is hard to generalise. We have profitable customer relationships which are great and we should preserve them and work to maintain them. However, we have less profitable customer relationships where we need to understand why is that the case and what can we do to make it more profitable. At the moment, we have Profitability Insight data on our larger customers, because at least we can do that without too much effort within the system. We hope to expand that. We have profitability data by channel, i.e. FGA, Consultative or Busines Direct, and that begs some questions, and we have some interesting perspectives on how it differs in different parts of the world as well, which also begs some questions about whether or not we set up the service model in exactly the right way around the world. So there is no general response to the question other than it points to a number of different issues around the organisation that we need to look at and address. That goes to part of what Tom and Devin have been saying about how there are a whole range of things that need to be focused on and at least we know what they are, and over time we hope we can do that.

        Devin Wenig: I shall make two points. The first is that one of the headlines to which I alluded is that equities is relatively less profitable in part because it is a great consumer of costs, it costs a lot of money to ship equities data around the world. In particular if you look at US Market Open, which is now doing close to 50,000 updates per second, that is equities and options, we scale our networks and we scale our data centres to accommodate that. So, equities bears a disproportionate amount of costs relating to bandwidth consumption, network traffic and all of those similar things.

        The second point I would make is that this is where we have to be careful about what we say. You might ask, “why are you in equities?", and I believe we have to be in equities. Equities is not a totally distinct business, but the question is how do we want to be in equities and that is some of what I was referring to. I believe that we can and will change some of the model of how we participate in equities to enjoy a much more profitable model rather than when the update rates were not nearly as high, it was not a big problem shipping all these data around the world. Now it is more of a problem, so we will change the way we participate but equities is a very important supporting asset class for all the others.

        Mark Braley (Deutsche Bank): I have one question on the issue of profit by customer or by geography. Can you give us a feel for how many loss-making customers there are? Is the range of margins very wide? Is it, as the divisions are, between negative 3% and positive 17%? Secondly, you have used activity-based costing to do this. How much of the cost base have you not really been able to attach to an activity, so how much of it is based on the number of square feet that the division occupies, the headcount or whatever?

David Grigson: Although that may be a good way of allocating them on a case-by-case basis.

        The second half first, then. We have been really surprised as we have worked our way into and asked a series of questions of all the different parts of our organisation, which perhaps they have not been used to being asked before. We have interrogated into it and gone deeply into it, put in place new base systems such as our CRM systems. Our Development function now works off something called Plan View in which every hour of their activity is booked against a product development or against an individual product or a particular customer issue, if they are working on a customer site. We have many data now which make this a much better tool than it could have been previously, because the base system has improved to help support that.

        There are still elements of it which are cruder than we would like them to be but this now gives the divisional head a real incentive to make that particular cost base, or that part of the organisation, much more transparent, to get a much deeper understanding of what goes on there, so I can really understand what I need to do differently to make that more valuable for my customers and/or make it cheaper to operate in. Therefore, there is still a tail-end – I cannot put a proportion on it – of what has been almost 18 months to two years of work to get this far.

        On customers, there are unprofitable relationships and there are more profitable relationships but I will not give you a sense of just how many and in what category. At least the questions are now being asked as to why, and in some instances we can justify a lower margin with this customer, because the nature of our relationship is such that it throws off a lot of value that we get back from our relationships with other customers and the benefits that we can bring from publicising some of the initiatives that we are working on in the customer basis. Therefore, it does not necessarily reveal significant upside opportunity or bad news, but it does at least cause the questions to be asked and the answers to be thought about hard and justified.

        Devin Wenig: May I give a practical example of that? A practical example will be that it informs the right product mix or delivery mechanism for us and for the customer depending on a number of their circumstances. Thus if I am a customer in a very remote location and we have a fully deployed service, meaning RMDS on site and deployed products, it may be that that customer is not profitable because the cost of maintaining and servicing somebody in a very remote location is not positive for us. Therefore, going forward we can see that and we can move customers like that to a hosted business model and, in many cases, those customers want to be on a hosted business model. They understand it and it is good both for us and for our customers. That is a practical example of the kind of things you start to see when you look out over your customer base.

        David Grigson: I shall give you another one which goes back to the BT deal With Radianz. One of the problems we were having previously under the Radianz structure was that they were charging us on a bulk service basis. We were really struggling to find a way to allocate that enormous chunk of comms costs in any sort of meaningful way, product by product, asset class by asset class, or even customer by customer. It informed the way we set up the BT deals, but one of the most important aspects of this deal is that it not only helps to get the cost down, but it informs customer by customer, client by client, site by site and product by product, actually what the comms costs are that they are using, in a way that then pushes to the product manager the responsibility, or the geography manager the responsibility, for getting that cost down, because it is off the price list, it is that specific.

        It is one of the reasons why it took us a couple of months longer than we thought it would, because actually getting the pricing structure right was imperative. Profitability Insight now delivers that pricing structure straight to the guy who is responsible for driving the cost down.

        Patrick Wellington (Morgan Stanley): Three questions. First, going back to Mark’s, how much controllable cost really is there for a divisional manager? Is there enough for them to actually make an impact, or are they being gifted too much cost to really incentivise them?

        Similarly your customers. You always read in Inside Market Data, that they get this amorphous bill. Once you have split down, i.e Radianz, in much more detail what their bill is, what do you expect their reaction to be?

        Secondly, divisional managers. As far as I know, you still have the same divisional managers, but in the past, these people have been managing customer satisfaction and stuff like that. Do you have the right people managing profit as opposed to that?

        Thirdly, Tom, are these good margins? We know what they are. Are they any good? How do you benchmark them against the competition? Guy can give you a copy of the Thomson presentation – I know he went last week. How does it look against those divisions?

        Tom Glocer: Let me start with the last part, the fourth one. On Day 1, this does nothing more than provide transparency as to where we are, and gives us the tools to make them substantively better. One of the reasons we don’t go to a further level of detail is that Bloomberg obviously, but even Thomson at a divisional level, has far greater freedom to not disclose whatever they feel like not disclosing and cherrypick and show the good things. We look at their growth rates, and yes, their breakout of TradeWeb has not been organic, but our belief is anyway there is lots of small acquisition activity that ends up in organic growth.

        Be wary to some extent of making direct comparisons, at least in our little sector, but as Devin mentioned with the Research & Asset Management area, there is no reason why we should not aspire to a margin that is at least as good as the overall current group margin there, and that will in turn obviously push up the group margin further.

        It is directly related to the third question which is, do we have the right people? We have seen a very significant influx of people, some via good acquisitions we have made, which in part have been about getting good people in. The success we are now having, rolling out our transaction strategy and RTFI is thanks in large part to the calibre of the people we had in that small AVT acquisition, in the very little business that was what they did, and I think we have gone from eight to 40 customer deals for the portal business.

        People do matter. We have also been quite successful in recruiting individuals. We have just announced the new Editor for Consumer Media. We have brought in a very good marketing person in Media. That is an area we recognised we did not have the full skillset. Devin has worked very hard within his own group to make sure that the function which was more of a pure marketing function has taken on a steelier P&L focus as well. That process will continue, but it is something that from a management point of view, we have focused on quite strongly.

        I guess I will take the customers one, and then hand over to David or Devin on the controllability.

        We will, as an issue of customer sat, continue to work to make our admin systems simpler and our bills more intelligible. We don’t get any huge benefit from the opaqueness of our bills. People look at the overall amounts they are spending and these days, everybody cares about it. Potentially, it is a plus for us, because the more intelligible our bills, the faster people tend to pay them and that helps get our working capital down. So I do not see any huge swing one way or the other, in terms of once we have shown more data to our customers, it is broadly neutral to, potentially, positive. I don’t know if you have a sense of the controllability –

        Devin Wenig: I genuinely think of this, with the exception of non-negotiables, which goes to the really good question asked before – so a non-negotiable is, ‘We’re not going to launch any new products without disaster recovery’ or something like that’. With the exception of non-negotiables, every cost is controllable or at least influence-able by the people in these divisions. So it does not mean it is easy; there is sharing and there will have to be issues that are worked out across the divisions, but I start out by saying why is any cost not influence-able or controllable within the company?

        Should we ship equities data around the world to every client? Maybe not. Is the right number of sales people to have, X or Y? Is the right number of journalists to have, X or Y? That takes a full cultural transformation for people to think about that. I come at the problem by saying that every single cost in this company should be controllable or influence-able absent strategic decisions we make as a Group, like not investing less than X in our brand, or not launching any product without disaster recovery because that relates to a bigger corporate purpose. But absent of that, every cost is controlled.

        Jeff Meys (UBS): First, how would you judge revenue growth against profitability, so at this point in time, for Reuters, what do you see as the most important – investing in growth? Or profitability? So it is now, versus probably July. Also, coming back to the previous question about profitability of the asset class FX: how significantly ahead, in terms of margins, within the group is that? Also, for the research business, you talk about bringing it to group margins: how much of that is within the current Fast Forward plan? And is it a question of lowering costs or growing a revenue base in order to bring the margins up? Finally, in terms of your disclosure going forward, will you still present us with data on ARPAs and accesses?

Tom Glocer: Do you want to take those in reverse order - ARPAs and accesses?

        David Grigson: Yes, we will. One of the considerations we are giving thought to here – and it will definitely be part of our strategy update – is what is the business we are running? Is it a desktop business? Because what we are giving at the moment is number of desktops and the average revenue per desktop. Or is it a different sort of business? And we will be pointing towards a slightly different way of looking at it. That may, therefore, suggest looking at ARPA and accesses in a slightly different way as well. But clearly, if we do that, we will make sure that you absolutely agree and understand that they are the right measures to be considering. The real value of much of what Devin has been saying is more about the value of community, rather than the value of some of the desktops, although those are a considerably important part of community. So we need really to come back and be more specific around that. But one way or another, the value of community, the value of desktops, and the amount we are charging for them, will be part of what we report.

        Tom Glocer: Then there was the question about FX and how much more high margin it is. It is relatively a high margin business but we are not going to go into it much further today. This goes back to the issue of what is competitively sensitive. I don’t want to give a perfect road map to everybody else to know where to hunt and where not. We have done a good job fending off and now growing our FX business, which is good because it is a strong and margin friendly area and we have continue to grow our dealing accesses last month or two.

        Finally, you asked an overarching question about how we, as a management, would judge revenue growth versus profitability. It is an issue that we focus on quite a lot. To me the key issue is the sustainability of the revenue growth, how much it costs to get that revenue growth and the extent to which we, as a management team, let alone you, believe that we have the competency to do that. In a perfect world, where I could invest the same amount of money for a point of margin from cost cutting or a point of margin from revenue growth, I will take the revenue every day because of the natural sustainability and because quite a lot of actual academic work in the capital markets area proves out with real world numbers, that that is a higher value capture strategy. It is precisely what we plan to come back to you – and I will not give away any great secrets for this summer if I say that part of it does involve an acceleration of revenue growth linked to what we believe to be prudent investments and part of it is a continuation of transformation, partly because we have shown that we are good at it and partly because there is transformation still out there and available to us. We think that we can and should be able both to walk and chew gum at the same time.

        Guy Lamming: Either Tom or Devin: on the equity business, you alluded to the fact that the rate of increase of updates on equity producing so much information had increased the cost of shifting that data around the world. I guess we have the factor that works in the other direction, which is that the cost of shifting data around per unit has actually fallen, because of the huge amounts of capacity. You are saying that the rates of increase of updates have outstripped that and that has put pressure on your margins. Do you see that continuing? Or do you see a point at which the datacomms costs start falling relative to the rate of increase of update of equity prices?

        Tom Glocer: I will let Devin answer this but, just to be absolutely clear, do not confuse what has to date been a falling cost per bit in terms of lighting up dark fibre around the world, of which there is plenty, with the full cost of the torrent of moving equity data around, which includes all of the processing and pre-processing machines that you need around the network. The challenge is there are these step functions of bigger and bigger servers, bigger and bigger databases, faster CPUs to do read/write for an ever larger database of every single option that is now multiple-listed, and every time an algorithmic programme moves a one penny change in an equity you have got to recalculate and broadcast the entire chain of options on different exchanges. That is where all the data comes from.

        Devin Wenig: There used to be for many years – and we have looked at this – quite a nice little Moore’s Law thing going on, where the update rate would go up but the cost of boxes and the cost of networks would fall and it was never a big problem. About five years ago, it became completely unhinged and those are not in balance any more. It is part because of regulation and part because of auto-quoting – a lot of factors – but the neat relationship that held constant for perhaps ten or 20 years is no longer there. If you ask whether that is going to get better, I would say that it is going to get worse.

        There are a number of ways to look at that. One is that it presents a great opportunity for the scale players, because you cannot credibly participate in markets if you are a start up out of a garage, or you won’t be able to in a couple of years, because it is not cheap to participate in those markets. Secondly though, it has forced us to look in a much more sophisticated way at the way we participate in those markets, selectively managing how we distribute data.

        A good example of what we are going to do is what we announced last week. We are launching our direct feeds; we launched our first two exchanges which, not by coincidence, were the two highest updating exchanges in the world: SIAC — the American exchanges — and OPRA – and many clients who really want and need 50,000 updates per second will take a direct feed from Reuters. They can plug that into a black box and off they go. The great thing that a lot of clients have been telling us is that they don’t want all this data either because they have to scale their networks to accept it, which raises their costs. So what you will see is a much more intelligent, segmented way of managing that data, given that the industry dynamic, at least in that small section, has changed in the last couple of years.

        Guy Lamming: Excuse me for trying to simplify it immediately, but you are going to ship it straight from the exchange to Goldman Sachs and Merrill Lynch in a relatively raw form? And you are going to have less of that huge amount of information being shoved through your system? Is that what you are saying?

        Devin Wenig: That is the basic. If you look at the options OPRA – the US options network. We will not carry the full depth of OPRA data. We have told our clients that and they are quite happy with it, throughout our systems. For those that need every tick of options data, they will take it direct, through a Reuters direct feed.

        Guy Lamming: The very last question: you have given quite a negative impression about the equity business, because of this sort of breakdown of the Moore’s Law thing. Are you meaning to do that? Or are you saying that there are other things that you can do through active management which can make such an impact on the drive for profitability?

        Devin Wenig: I look at it as an opportunity. I don’t mean to paint a negative picture at all. What I am meaning to show is that through PI and looking at those drivers of cost, there is significant room for improvement and those plans are going in place. That is totally the message and nothing more than that.

        Rogan Angelini-Hurll (Citigroup): Just going back to the billing, presumably your unprofitable or less profitable customers will now get a salesman coming round with a breakdown of the costs and why they should pay more. As a consequence, those who are paying more will not get any salesman coming round and might get a bit suspicious! To the extent that you do break down your costs and your profitability per customer, what is the risk that people try to push for a cost plus price from you and what would that do to your operational gearing?

        Tom Glocer: That is a good reason why we are not breaking it out. It is a lousy thing to send a salesman or anyone else around to a customer that is arguably less profitable and show the customer our cost. If I am the customer, my reaction is, look, I am paying you on the basis of value to me, I don’t give a toss about how inefficient you are, your business is to get more efficient so you can serve me at the price point or I will take my business somewhere else. It is a really important thing internally for us to be able to look at and measure.

        I should also mention that, as we have done more Enterprise deals over the last couple of years, this whole approach has helped us to price those more intelligently, because with the same drivers we can hand-simulate the effect of Enterprise deals by understanding the way those cost drivers are reflected in the model and, therefore, more intelligently approach the more recent Enterprise deals, which is also helpful. There will come a point, as we work with the model and become more comfortable with it, where I can clearly see us using it more directly to influence the way our commission plans work, the way we target sales people.

        Going back to when I was running the Americas, which was a long time ago, a good sales executive on a straight net commission plan would not necessarily care whether he or she sold 10 units in New York or Chicago, or 10 units in Ashtabula including the cost of getting out there and selling it, because they are just paid purely on the revenue uptick. What a PI world allows you to begin to do is not just rely on the sales manager to say you have to be kidding, you want me to approve an airline ticket to go out there, but to begin moving to more of a profit-linked way to incentivise salesforce. We are beginning to do that in the campaign process we are using to target sales campaigns towards areas that are more profitable for us.

        Simon Baker: I have a couple of questions. The first is could you talk us through the Enterprise solutions margin impact across divisions and how that would calibrate going forward? Secondly, I guess we can allocate the Fast Forward savings across the divisions as you suggested, David, and then we heard a number of additional initiatives and efficiencies in Devin’s speech with regard to medium-term aspirations, specifically with Research & Asset Management. Could you weight the significance of some of those efficiencies that are on top of the Fast Forward programme, perhaps ranking them by division?

        David Grigson: The answer to that is no, at this point, I think, Simon, because without being able to get into them and talk about them in size terms, timing terms and what the cost of delivering them will be, it is hard to do it in any other sort of way. Therefore, that is something that will form a reasonably important part, as Tom has said, of our third quarter strategy update, so we shall leave it until then.

        As far as Enterprise solutions, do you mean outright business?

        Simon Baker: The new deals perhaps, and also the costs associated with that. Do you reallocate those?

        Devin Wenig: What I was trying to allude to is that I believe they will be quite positive, because rather than ending up in price competition with a set of verticals and smaller companies who inevitably undercut Reuters on price for a small vertical slice, we are starting to sell stacked value end-to-end that works together and much bigger cross-Enterprise both information and software solutions. So it is relatively new, we have done a few and it is sort of a new concept for us but I think it will end up being quite positive for us — that is what the early signs say.

Simon Baker: And as you reallocate the costs, are you motivating the management through that process?

        Devin Wenig: I think that it ends up pulling in discrete components all of which have managers, owners and all the rest. If you mean how we allocate the revenue if there is an Enterprise deal, often the revenue is sort of allocated by the nature of the deal. At other times, we will take a fair allocation, just as we would with the cost side, as David said.

        David Grigson: If you are fundamentally delivering exactly the same thing but you are just charging differently for it, it does not change the cost allocation at all other than maybe some small amounts of cost that may have been allocated on revenue as the driver on that. But the revenue changes and flips, and that is why thinking about the divisions and the way that Devin described them, which is just the axis by which we operate the company but there is an overlaying ‘this is Reuters’ across the top of it which is a really important dimension to take away from this discussion, which perhaps differentiates us from a number of other media companies that have much more distinct business segments with much higher degrees of separation.

        Devin Wenig: I can give you another small example. Another example of that issue is that I am very happy with the segmentation, I think that the divisions serve very discrete client types quite well, but there are some that do not fit neatly. An example would be a portfolio manager in a small shop that trades, sits between research and asset management and sales and trades. There might be somebody who does a lot of analysis and modelling but then does the trade themselves. So we sell one product or a combination of, say, 3000 Xtra and Reuters Knowledge, and there is a fair allocation of the revenue out to the two divisions. It is not that complex.

        Colin Tennant (Lehman Brothers): I was just wondering how much of this has come as a genuine surprise, or is it more of a proof of what you were thinking already? The reason for asking that is as a result of this are there any significant changes to the strategic thinking going forward? I have another follow-up question to the bonus question. If you are sitting as an executive in Research & Asset Management now, should you be thinking, my God, it’s time I got myself into Sales & Trading, that is where the money is, or are you going to be paid more in Research & Asset Management for being part of the solution to the problem?

        Tom Glocer: That is a good question and perhaps it depends a little on personality. I used to think when I wanted to get into the business at Reuters that wouldn’t it be nice to get a country like France or Italy, because they are so good and they have these ostensibly high contribution margins, but instead, as luck would have it, I was given Latin America which had been a graveyard for many Reuters managers – they were probably trying to tell me something! It turned out to be the best thing possible because there is just so much more you can do. Therefore, I believe that Research & Asset Management is a great place to be: more degrees of freedom, the ability on the Reuters Knowledge side to expand into areas where Reuters has never really fully penetrated before and we have a very good platform. The challenge there is how do we really invest in, develop and take advantage of Bangalore, or really get the content that people want that ultimately provides insight and ultimately output, if you believe we can help provide alpha.

        On the Wealth Manager side, there is a really interesting set of issues about cost takeout, about true integration, now not led because Tom has a nice unified theory that he would like everything to be on one network; now because screaming at you every day is a P&L that says you must achieve a great share of cost base. Therefore, Research & Asset Management is a very interesting thing and we have had no problem in putting some very good managers in there.

        As far as the surprise factor, I am not sure if it is good news or bad news. I cannot say that there was any great surprise overall, which is probably a good thing because we were running the business in part on educated intuition for a while. However, it shortens the conversations. There was the example that Devin or David gave about how much time in the meeting is spent discussing the size of the table. You have a common language, a set of numbers and you might want to solve all other things but if you cannot deliver profit in your area or your product, I don’t want to hear how cool your GUI is if it is a money-losing product. It has been difficult to get to that, because it has been easy to throw a lot of smoke into the equation before, so it is very positive for us.

        Chris Collett: I have one question on the margins at Enterprise: I am a little surprised at how low they are. When you consider that you have two very mature businesses where you have dominant market shares in market data systems and also in datafeeds, and then when you think about the end of day pricing business, although that is small, and you look at IDC margins it is clearly also profitable. Unless Risk is significantly bringing down the margins, it seems surprising that it is only 16%. Then a second part to that is that the size of the Fast Forward restructuring charge is roughly about half of what you took for Sales & Trading but it is a significantly smaller business. What was it about Enterprise that led to it being so much the attention for a big Fast Forward restructuring?

        Devin Wenig: On the first part, there is a lot of scope for improvement in Enterprise and I know that Peter Moss thinks that as well. Risk is still relatively small for us but it is growing, and Peter sees that as getting the scale and showing some real margin expansion there. I believe that the margins are relatively stable in the platform business and, as I have said, our goal there is to maintain those margins. There is some secular contraction but what I see is some client-driven improvement in the products offset by maintenance revenue streams and pricing. Then in EIP the issue there is that it is a great business but still very small. 50% growth is great, if off a very small base, so that business is still dominated by datafeeds and platforms but there is scope there, particularly as you scale up Risk and as you scale up EIP, both of which are in growth mode right now. There is absolutely no doubt that there is room for margin expansion now.

        David Grigson: As far as Fast Forward, do you remember that as part of Fast Forward we talked specifically about getting out of the solutions business, which is an outright business, a once-off business, and we were not really able to scale it. A significant number of the resources for that were in the Enterprise division and a lot of those came out both in 2003 and again in 2004. One of the reasons as we have explained is that often around the revenue declines it is because, as we have stripped that business out, the division looks like it has been in freefall and it actually has been, but that has certainly levelled off as we saw in the first quarter of this year. So that is a bit of a done deal, it was done mostly at the beginning of 2004 and is now behind us, but a disproportionate amount of the redundancy costs in 2004 were connected to extracting ourselves out of that solutions business.

        Miriam McKay: With that, thank you very much everybody.

— Ends —

Divisional Profitability Briefing

Tom Glocer

Chief Executive Officer

1 June 2005

Introduction

Stabilised the company

Now moving the business forward

Fundamental shift in way business managed

Greater transparency

Better positioned for profitable revenue growth

Divisional Profitability Briefing

David Grigson

Chief Financial Officer

1 June 2005

Objectives of session

Establish divisional profitability as context for 2005
reporting

Describe basis for calculation

Demonstrate potential for stronger decision making

Organisational matrix

Sales &
Trading

Research
& Asset
Management

Enterprise

Media

Driving scale

benefits &

functional

excellence

Sales & Service

Content

Corporate Services

Driving focus, alignment

and profit accountability

Shared

Services

Divisions

Activity based costing methodology

Cost

Centre

Division

Geography

Product

Customer

Process

Activity

Cost

Driver

Reuters – 2004 performance by division

Revenue

Operating costs before restructuring,
amortisation & impairment of subsidiary intangibles

Operating profit before restructuring,
amortisation & impairment of subsidiary intangibles

Restructuring

Amort / impairment of subs intangibles

Operating profit

Operating margin before restructuring,
amortisation & impairment of subsidiary intangibles

            1,564

          (1,304)

                    260

                     (62)

                     (27)

                   171

                17%

Media

S&T

Enterprise

£m

                   391

                (328)

                        63

                     (28)

                         (3)

                        32

                16%

                   262

                (269)

                         (7)

                     (18)

                         (2)

                     (27)

                  (3%)

R&AM

                   144

                (128)

                        16

                     (12)

                              -

                            4

                11%

Total

            2,361

          (2,029)

                    332

                (120)

                     (32)

                   180

                14%

Key business benefits

Greater accountability

Changes behaviour

Better execution

Builds confidence

Divisional Profitability Briefing

Devin Wenig

President of Business Divisions

1 June 2005

Overview to divisional insight

Divisions better placed to execute strategy

Cumulative benefit of many small adjustments

Already part of performance management

Forms part of planning process

Sales & Trading

High operating leverage in scale businesses

Savings from further rationalisation

Customer retention drives profitability

Revenue

Operating profit *

Operating margin *

£m

         1,564

         260

         17%

Full Year

2004

* before restructuring, amortisation & impairment of subsidiary intangibles

         790

         149

         19%

H1

2004

Research & Asset Management

Build scale in Knowledge family

Improve profitability in Wealth Management

Invest in higher value content

Revenue

Operating profit *

Operating margin *

£m

                262

                        (7)

               (3%)

Full Year

2004

* before restructuring, amortisation & impairment of subsidiary intangibles

                135

                        (3)

               (2%)

H1

2004

Enterprise

Reference data – low marginal costs

Targeted investment to differentiate mature businesses

Risk – greater scale to drive profitable growth

Revenue

Operating profit *

Operating margin *

£m

         391

         63

         16%

Full Year

2004

* before restructuring, amortisation & impairment of subsidiary intangibles

         182

         24

         13%

H1

2004

Media

Sustain margins in agency business

Stimulates discussion on value of content

Revenue

Operating profit *

Operating margin *

£m

         144

16

11%

Full Year

2004

* before restructuring, amortisation & impairment of subsidiary intangibles

         70

7

11%

H1

2004

The next steps

Driving better business behaviour

Greater visibility of performance

Well positioned for return to profitable revenue growth

Appendix

Reuters – 2004 results (stated under IFRS)

CONTINUING OPERATIONS

   Revenue

   Operating costs

   Operating profit

   Affiliates/investment income

   Net interest

   Amort/impairment of affiliate intangibles & investments

   Profit/(loss) on disposals

   Profit before tax

   Taxation

   Profit for the year for continuing operations

DISCONTINUING OPERATIONS

    Loss for the year for discontinuing operations

PROFIT FOR YEAR

EPS for continuing operations

       1,177

     (1,077)

            100

               13

                 (4)

                    -

            202

            311

             (34)

            277

                    -

            277

          19.8p

       1,184

     (1,104)

               80

                 (1)

                 (7)

                 (2)

                   4

               74

                (8)

               66

                 (2)

               64

              4.7p

       2,361

     (2,181)

            180

               12

             (11)

                 (2)

            206

            385

             (42)

            343

                 (2)

            341

          24.5p

H2

2004

Full Year

2004

£m

H1

2004